UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs balancing agreements related to the Berbigão and Sururu Shared Reservoirs

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Rio de Janeiro, October 13, 2026 – Petróleo Brasileiro S.A. – Petrobras, further to the press release issued on May 4, 2026, informs that it has signed with Shell, TotalEnergies and Petrogal, partners in the BM-S-11A Consortium, the Cost and Volume Balancing Agreements (Acordos de Equalização de Gastos e Volumes – AEGVs) for Berbigão, Sururu and the Shared Assets, arising from the effectiveness of the Production Individualization Agreements (Acordos de Individualização da Produção – AIPs) of the Shared Reservoir of the BVE-ITP/RJS-656 Zone of Berbigão (Sururu) and the Shared Reservoir of the BVE-ITP/RJS-697 Zone of Berbigão (Berbigão), located in the Santos Basin.

As a result of the signing of the AEGVs, Petrobras will receive a net amount of approximately US$ 859 million from the partner companies of the BM-S-11A Consortium. The amount will be settled by November 2026.

The Sururu and Berbigão Shared Reservoirs comprise:

1.	The BM-S-11A Concession Agreement, operated by Petrobras (42.5%), in partnership with Shell (25%), TotalEnergies (22.5%) and Petrogal (10%); and
2.	The Transfer of Rights Agreement (Cessão Onerosa), operated by Petrobras, which holds a 100% interest.

The approval of the Berbigão and Sururu AIPs by Brazil’s National Agency of Petroleum, Natural Gas and Biofuels (ANP) resulted in the definition of each company’s proportional interests in the shared reservoirs, as follows:

Partners	Concession BM-S-11A	Transfer of Rights	Sururu AIP
Petrobras (Operator)	42.5%	100%	45.394%
Shell Brasil Petróleo Ltda	25%	-	23.742%
TotalEnergies EP Brasil Ltda	22.5%	-	21.367%
Petrogal Brasil S.A.	10%	-	9.497%

Partners	Concession BM-S-11A	Transfer of Rights	Berbigão AIP
Petrobras (Operator)	42.5%	100%	62.913%
Shell Brasil Petróleo Ltda	25%	-	16.125%
TotalEnergies EP Brasil Ltda	22.5%	-	14.512%
Petrogal Brasil S.A.	10%	-	6.450%

This new configuration reconciles production revenues, investment expenditures, operating expenditures and oil royalties, in proportion to the parties’ interests in the shared reservoirs. The period considered comprises from the execution of the BM-S-11 Concession Agreement on September 15, 2000, through April 30, 2026, the day prior to the effective date of the Berbigão and Sururu AIPs.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer